Clariant Ltd

Rothausstrasse 61
CH-4132 Muttenz 1
Switzerland

Clariant

RECEIVED
2008 JUL 31 P 3:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commision
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop: Room 3628
100 F Street, NE
Washington DC 20549
U.S.A.

08004085

CH-4132 Muttenz 1, 29/07/2008

SUPPL

Investor Relations
Mirjam Grieder Buttler
Tel.: +41 61 469 6766
Fax: +41 61 469 67 67
E-Mail: mirjam.grieder@clariant.com
www.clariant.com

ref. exeption number: 82-34978

Dear Sirs,

we are herewith submitting documents pursuant to the exemption we obtained under Rule 12g3-2 (b).

Please find enclosed following document:
Ad-hoc Announcement: Clariant Reports Improved Operating Margin in the First Half of 2008; Outlook Unchanged
- Sales up 4% in local currency and down 2% in CHF due to currency effects
- Price increases of 5% fully compensate for an 11% increase in raw material costs
- Operating margin before exceptionals rises to 7.3% from 6.8% in H1/2007
- Cash flow from operations CHF 27 million
- Acquisition of Rite Systems/Ricon Colors strengthens Masterbatches
- TLP site in Horsforth, UK, announced for closure
- Full-year outlook unchanged

Yours sincerely,

Clariant Ltd

M. Grieder Buttler

Mirjam Grieder Buttler

dlw 8/1

PROCESSED
AUG 06 2008
THOMSON REUTERS

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

July 29, 2008

Media Release

Clariant International Ltd

Clariant Reports Improved Operating Margin in the First Half of 2008; Outlook Unchanged

- **Sales up 4% in local currency and down 2% in CHF due to currency effects**
- **Price increases of 5% fully compensate for an 11% increase in raw material costs**
- **Operating margin before exceptionals rises to 7.3% from 6.8% in H1/2007**
- **Cash flow from operations CHF 27 million**
- **Acquisition of Rite Systems/Ricon Colors strengthens Masterbatches**
- **TLP site in Horsforth, UK, announced for closure**
- **Full-year outlook unchanged**

CEO Jan Secher commented: "Clariant had a solid first half year despite an increasingly difficult environment. We were able to compensate for an unprecedented 11% hike in raw material costs with price increases and to improve our operating margin. Looking forward we expect an even more difficult environment marked by an unbroken trend of raw material cost increases, a weakening macro economic environment and unfavorable foreign exchange rates. Based on our achievements, the momentum we have gained on improving operational excellence and further efforts, we leave our full-year outlook unchanged."

Muttenz, July 29, 2008 – Clariant, a world leader in specialty chemicals, today announced a 4% increase in sales in local currency for the first half of 2008 equivalent to a decrease of 2% in CHF as a result of strong adverse currency effects. Total sales amounted to CHF 4.233 billion.

The dynamics in the raw material markets as well as supply shortages of some chemical feed-stock have led to an 11% increase in raw material costs. At the same time, Clariant's 'price over volume' approach in all divisions led to a 5% price increase that compensated for the raw mate-

rial cost hike. While the reported gross margin remained stable at 29.7% (29.9% in H1 2007), it has improved on a year on year basis for four quarters in a row despite the steep increase in raw material costs in the same period. This led to an improvement of 0.5 percentage points compared to full-year 2007 gross margin.

Operating income before exceptionals amounted to CHF 310 million. On the back of a decline in Sales, General and Administrative (SG&A) costs to 20.6% from 20.9% the operating margin improved to 7.3% from last year's 6.8%. Net income rose to CHF 92 million from CHF 73 million year on year. The results were strongly affected by adverse currency dynamics that accounted for a negative impact of CHF 59 million on operating income, translating into 1.4% of sales, and an additional CHF 48 million on the net income line.

The usually low cash flow in the first half of the year reached CHF 27 million from CHF 54 million mainly driven by inventory build up. The supply shortage of some basic chemical feedstock in particular from China has forced Clariant to increase safety stock levels in order to secure customer service. However the cash flow development showed an increasing momentum during the first half.

With regards to its financial structure, Clariant has taken a further step towards optimizing the maturity profile. The company launched a German Certificate of Indebtedness ("Schuldscheindarlehen") in July amounting to EUR 100 million with favorable terms despite the difficult credit market environment.

Strategic moves in Masterbatches and Functional Chemicals strengthen Clariant businesses with strong market positions

As recently announced, Clariant has acquired Rite Systems, Inc. and Ricon Colors Inc., leading US masterbatches suppliers with both liquid and solid masterbatches technology. The acquisitions substantially strengthen Clariant's Masterbatches' market position in North America, a region offering profitable growth opportunities and a technologically demanding customer base, particularly in the packaging and consumer goods market segments. The excellent knowledge of Rite Systems in the field of liquid masterbatches is an ideal addition to Clariant's current capabilities in this segment and will allow Clariant to leverage this new competence into other regions where Clariant enjoys strong market positions such as Europe, Asia and Latin America.

In order to bring Clariant closer to the booming oil service markets, the company has moved the headquarters for its global oil service and mining business to Houston, Texas. High global en-

ergy demand, combined with the trend towards producing heavier and therefore more difficult to treat crude has delivered double digit growth for Clariant Oil Services in recent years. The establishment of the new global center in Houston clearly manifests Clariant's commitment to invest in businesses with already strong market positions and good profitability.

Clariant will continue to strengthen these businesses such as Masterbatches, Coatings, Oil and Gas, Mining or Personal Care through organic growth and also through acquisitions.

Implementation of restructuring continues

The stringent implementation of the previously announced restructuring measures has resulted in a reduction of 750 job positions in the first half of 2008. Restructuring and impairment expenses amounted to CHF 53 million. Since November 2006, Clariant has reduced about 1,800 out of the 2,200 job positions that were planned for reduction in the Clariant 2010 strategy.

As part of Clariant's strategy to reduce the number of sites, the Board of Directors approved addressing the excess capacity situation at the Textile, Leather & Paper Chemicals Division site in Horsforth, UK. Clariant will enter into discussions with the employee representatives that should lead to the closure of the site, which employs roughly 270 people. If the proposals go ahead approximately 160 job positions will be made redundant.

CEO Jan Secher commented: "Against the backdrop of an increasingly difficult economic environment we are decisively implementing the restructuring and cost saving measures that have been initiated over the last 18 months in order to protect ourselves against the potential continuing decline in demand. We are prepared to undertake further restructuring measures that may be necessary, should the economic climate significantly deteriorate."

'Price over volume' approach in all divisions

All four divisions have continued to improve pricing and to decisively address those businesses which have an unsatisfactory profitability. These actions have not lead to a measurable negative effect on capacity utilization. All divisions are seeing the benefit of the timely implementation of their strategic action plans and have reduced their costs. This has positively impacted profitability.

Pigments & Additives Division with improved profitability

The Pigments & Additives Division grew 7% in local currency (1% in CHF). In particular the Coatings Business showed strong sales development. In a challenging environment the division defended its gross margin on a year on year basis. The operating margin before exceptionals rose based on price increases and cost savings.

The restructuring measures that are part of the divisional strategic action plans are being implemented at a rapid pace and have started to contribute to results. The closure of the site in Coventry, United States, that was announced last year is proceeding on track.

Profitability of TLP impacted by volume decline and raw material hike in the Paper Business

Sales in the Textile, Leather & Paper Chemicals Division declined 3% in local currency (11% in CHF) due to a slowdown in demand in all three businesses. Good growth in some key Asian markets could not offset the declines in North America, Europe, and to a lesser extent, also in Latin America. Overall the demand for the products of the division declined and the gross margin was lower than previous year. Progress on cost savings mitigated the impact of the weak markets on the operating result.

The **Textile** as well as the **Leather** Business compensated for the raw material cost increases through price increases. The Leather Business has managed the turnaround and significantly improved its profitability. The **Paper** Business was heavily impacted by the supply shortage of raw material for optical brighteners. This shortage has led to an unprecedented raw material cost escalation that could not be compensated for by the significant price increases that were realized.

Masterbatches Division develops solidly despite challenging economic environment

The Masterbatches Division showed 1% sales growth in local currency (-6 % in CHF). The division was mostly impacted by the weakening economic environment and was challenged by demand slowdowns in particular in the US and to a certain degree also in Europe and Asia. While the automotive markets showed some weakness, Clariant Masterbatches benefited from its high exposure to the less cyclical end-user Packaging and Consumer Goods markets where business conditions remained reasonably stable.

The Masterbatches Division was able to offset the increase of raw material costs with selective price increases. The gross margin increased on a year on year basis.

Functional Chemicals Division shows strong profitable growth

The Functional Chemicals Division showed strong growth in terms of both price and volume. Sales growth in local currency was 10% (4% in CHF). As the division has a strong focus on markets linked to infrastructure and basic consumer needs it has not yet experienced a significant impact from a slowdown of the world economy. The solution driven businesses - Oil Services and Mining - had strong profitable growth basically as a result of high oil and other raw material costs that makes it attractive for customers to explore new sources. The Detergents and Intermediates Business has successfully managed its turnaround and is developing as planned.

Functional Chemicals was able to offset the strong increase in raw material costs with price increases. The gross margin of the division strongly improved compared to the weakness of the last quarters of 2007 and remained stable compared to the first half of the previous year. Despite the unfavorable currency development the operating margin before exceptionals was improved.

Outlook for 2008 unchanged

Against a backdrop of a further increasingly uncertain global macro-economic outlook, Clariant's focus during the remainder of the year will be on the continuing implementation of price increases and cost leadership, which will further help offset expected continuing increases in raw material and energy costs.

With the benefits of the operational performance improvements already underway, Clariant expects an improved operating margin before exceptional items and continuing strong cash flow from operations in 2008.

Going forward, the company will focus on businesses where it will be able to leverage strong market positions in attractive markets, and thus proactively manage its portfolio.

- end -

Contacts

Media Relations
Arnd Wagner Phone +41 61 469 61 58

Investor Relations
Ulrich Steiner Phone +41 61 467 67 45

Key Financial Group Figures								
				First Half				***Second Quarter***
Continuing operations:		***2008***		***2007***		***2008***		***2007***
	CHF mn	% of sales	CHF mn	% of sales	CHF mn	% of sales	CHF mn	% of sales
Sales	4 233	100	4 336	100	2 121	100	2 180	100
Local currency growth (LC):	4%				5%			
Organic growth[1]	4%				5%			
Acquisitions/Divestitures	0%				0%			
Currencies	-6%				-8%			
Gross profit	1 259	29.7	1297	29.9	614	28.9	626	28.7
EBITDA before exceptionals	437	10.3	430	9.9	207	9.8	211	9.7
EBITDA	391	9.2	406	9.4	184	8.7	196	9.0
Operating income before exceptionals	310	7.3	294	6.8	143	6.7	142	6.5
Operating income	258	6.1	266	6.1	118	5.6	127	5.8
Net income from continuing operations	92	2.2	174	4.0	51	2.4	88	4.0
Net income	92	2.2	73	1.7	51	2.4	-11	-0.5
Operating cash flow (total operations)	27		54		33		17	
Discontinued operations:								
Sales	0		81		0		35	
Net loss from discontinued operations	0		-101		0		-99	
Other key figures:	**30.6.2008**		31.12.2007					
Net debt	1 476		1 361					
Equity (including minorities)	2 289		2 372					
Gearing	64%		57%					
Number of employees	20 177		20 931					

[1]Throughout this statement the term "organic growth" is being used. It means volume and price effects excluding the impacts of changes in FX rates and acquisitions/divestitures.

Clariant – Exactly your chemistry.

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 group companies, employs around 20,000 people. Headquartered in Muttenz near Basel, Switzerland, it generated sales of CHF 8.5 billion in 2007. Clariant's businesses are organized in four divisions: Textile, Leather & Paper Chemicals, Pigments & Additives, Masterbatches and Functional Chemicals.

Clariant is committed to sustainable growth springing from its own innovative strength. Clariant's innovative products play a key role in its customers' manufacturing and treatment processes or else add value to their end products. The company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions.

www.clariant.com

END